UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Reverse Stock Split; Record Date

Tantech Holdings Ltd. (the “Company” or the “Registrant”) is reporting that its board of directors has approved a reverse stock split (the “Reverse Stock Split”) of the Company’s class A common shares (the “Common Shares”), at a ratio of 1-for-50.

The Reverse Stock Split will be effective at 04:01 p.m. (ET) on Thursday, September 3, 2026 (the “Record Date”) and the Common Shares will begin trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on Friday, September 4, 2026. The Common Shares will continue to trade on The Nasdaq Capital Market under the trading symbol “TANH” but will trade under the following new CUSIP number: G8675X 164.

The number of the Company’s pre-Reverse Stock Split outstanding shares is 33,382,332 Common Shares. As a result of the Reverse Stock Split, every fifty (50) Common Shares held as of the Record Date will be automatically combined into one (1) Common Share. The number of outstanding Common Shares will be reduced from 33,382,332 Common Shares to approximately 667,647 Common Shares. No fractional shares will be created or issued in connection with the Reverse Stock Split. The Reverse Stock Split will affect all holders of Common Shares uniformly.

Shareholders with Common Shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Stock Split reflected in their accounts on or after September 4, 2026. Such beneficial holders may contact their bank, broker, or nominee for more information.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”.

Issuance of Press Release

On September 1, 2026, the Company issued a press release regarding the Reverse Stock Split. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release, dated September 1, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd.

Date: September 1, 2026	By:	/s/ Yongxin Su
Yongxin Su
Co- Chief Executive Officer

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